Dougherty’s Pharmacy, Inc.

5924 Royal Lane, Suite 250

Dallas, TX 75230

July 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549

Attn: John Reynolds

Re: Dougherty’s Pharmacy, Inc. (the “Company”)

Registration Statement on Form 10 (the “Registration Statement”)

Filed June 2, 2017

File No. 000-27945

Dear Mr. Reynolds:

We are providing this response to the June 29, 2017 comment letter (the “Comment Letter”) we received from the Securities and Exchange Commission regarding the Company’s Registration Statement, File No. 000-27954. In addition, we are filing an Amendment No. 1 to the Registration Statement (the “Form 10/A”) to update certain information and to respond to certain items contained in the Comment Letter.

General

1.	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

We have responded to the Commission’s comments through this correspondence and by filing the Form 10/A, which is ten days prior to the effectiveness of the Registration Statement. As such, we would hope to go effective on August 1, 2017, even in the event the Company had not yet cleared any remaining comments from the Commission.

Forward Looking Statements, page ii

2.	We note your reliance upon the safe harbor for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available for issuers that are not subject to the reporting requirements of section 13(a) or 15(d) of the Securities Exchange Act or issuers of penny stock. Please revise to remove the reference.

We have removed this reference in the second paragraph under the heading “Cautionary Note Regarding Forward Looking Statements” on Page (i).

Securities and Exchange Commission

July 21, 2017

Business, page 1

3.	We note the discussion of minority interests in the penultimate paragraph on page 1 and the last risk factor on page 12. Please revise to clarify your current ownership structure and management of pharmacies, including whether your employees operate pharmacies or oversee the operation of pharmacies.

We have removed this risk factor as well the final paragraph under Item 1. Business Plans for Future Acquisitions, which had similar disclosure.

All of the Company’s subsidiaries are wholly owned by the Company, all of our pharmacy managers work under the direction of the Company, and the pharmacies are operated by the Company and not separately by each different pharmacy manager. If, in the future, the Company engages in acquisition structures where the Company does not hold at least a majority of the voting equity, we will revisit this issue.

4.	We note the statement on page 1 that you plan “continued strategic acquisitions of independent pharmacies.” Please disclose the extent to which your agreements, including the first paragraph of page 11 of Exhibit 4.21, restrict your ability to make acquisitions.

We have reordered the sub-sections under Item 1 – Business to highlight the following: Current Operations, Most Recent Acquisitions, and Plans for Future Acquisitions on Pages 1-2. We have included language in the first sentence under Plans for Future Acquisitions on Page 2 as well as in a paragraph under Liquidity and Capital Resources on Page 14 identifying our need to obtain cash resources sufficient to effect such acquisitions as well as our need for consent from our lenders and other requirements in order to effect future acquisitions.

Overview, page 3

5.	Please further clarify the development of the business during the last three years. See Item 101(h) of Regulation S-K.

We have revised the disclosure under “Our Business” on Page 1 under Item 1 Business.

Sources and availability of materials, page 3

6.	Please identify your principal supplier and describe the material terms of your agreements with your supplier.

We have named Cardinal Health 110, Inc. and Cardinal Health 411, Inc. as our single supplier under “Sources and availability of materials” on Page 3. We have also identified the current termination date under the current agreement, as amended, as well as a few additional terms and conditions other than those for which the Company has sought confidential treatment. We have also revised the risk factor on Page 9 “Failure to maintain sufficient sales to qualify for favorable pricing under our long term supply contract could increase the cost of our products.”

Securities and Exchange Commission

July 21, 2017

Management’s Discussion and Analysis, page 12

Results of Operations, page 12.

7.	Your computation of ``EBITDA´´ appears to include adjustments to earnings other than interest, taxes, depreciation and amortization. Accordingly, please modify your title of this measure to ``Adjusted EBITDA´´ or other similar title. Please refer to Question 103.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. In addition, please disclose how management uses non-GAAP measure to assess your financial performance and why you believe it is useful to investors as required by Item 10(e)(1)(i) of Regulation S-K.

We have revised the language in the Overview section of Item 2 of the Registration Statement on Page 12 to explain the need for, and to explain the presentation of, “adjusted” EBITDA. We have also indicated, where appropriate, when the Company has presented adjusted EBITDA throughout the Registration Statement, including in Results of Operation—Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015 on Page 12, as well as Results of Operation—Comparison of the Three Months Ended March 31, 2017 to the Three Months Ended March 31, 2016 on Page 13. We have also included disclosure of “prescriptions sold” as a Non-GAAP performance measure.

8.	We note the reference to the decrease in gross profit as a result of third party payor fees. Please provide expanded disclosure to address clearly the impact of changes in these fees and material trends and uncertainties. We note your disclosure in the risk factor on page 9 regarding material changes in these fees.

We have revised our disclosure under “Gross Profit” for the years ended December 31, 2016 and 2015 on Page 13, and for the three months ended March 31, 2017 and 2016 on Page 14 in Item 2 Financial Information to respond to this comment.

9.	Please revise your Management’s Discussion and Analysis to address the trend of decreasing working capital due to “an increase in accounts payables and reduction in inventory and accounts receivables,” as referenced on page 14.

We have revised our disclosure under Liquidity and Capital Resources beginning on Page 14 to include first quarter 2017 working capital information and additional disclosure regarding the increase in accounts payables and the reduction in inventory and accounts receivable.

Liquidity and Capital Resources, page 14

10.	Please update the disclosure in this section to reflect your most recent quarter.

We have updated the disclosure under Liquidity and Capital Resources on Page 14 to update financial information as of March 31, 2017.

11.	We note you are a co-guarantor on a related party’s promissory note with a bank in the amount of $2,024,800. Considering the note was delinquent, please revise to disclose the current status of the guarantee, the maximum potential amount of payments you could be required to make under the guarantee and its impact on your financial position and liquidity.

We have revised the language in the risk factor on Page 7 to clarify that the individual for whom the Company provided the Guarantee is no longer a related party, although he was at the time the Guarantee was entered into. We have updated the amount outstanding under the note as of July 15, 2017, and we have also included this revised language as a separate paragraph under Liquidity and Capital Resources on Page 14.

Securities and Exchange Commission

July 21, 2017

12.	Please revise to identify and describe the terms of your principal indebtedness including your revolving line of credit.

We have added additional disclosure on Page 14 under Liquidity and Capital Resources to identify the main sources of our indebtedness as of March 31, 2017.

Certain Relationships and Related Transactions, page 23

13.	Please identify the director who was a partner in the entity that owned the building in which your corporate offices are located. Also, clarify which affiliates you are referencing in the last two sentences of this section. Tell us why your disclosure regarding related party transactions does not address the co-guarantee referenced in your financial statement footnote on page F-18.

We have revised the language in Item 7. Certain Relationships and Related Transactions, Director Independence on Page 23 to provide the identification of the directors and the affiliated entities.

We have not provided disclosure of the Company’s guarantee for the financial obligations of Mr. Kevin Hayes in the Item 7 of the Registration Statement nor in Footnote 14 on page F-19, as he is not currently a related party, and he does not qualify as a related party for any period for which the Company has provided financial statements under this Registration Statement.

14.	Please disclose the “certain operating expenses” and identify “these affiliates” referenced on page 23. Please clarify the reasons underlying the $12,000 of receivables.

We have provided additional disclosure on Page 23 under Item 7 Certain Relationships and Related Transactions, Director Independence to identify the affiliates and the associated expenses.

Market for registrant’s common equity…, page 23

15.	Please update your disclosure in this section as it appears your stock is no longer traded under the symbol ASDS on the Pink Sheets.

We have updated the disclosure on Page 23 under Market for Registrant’s Common Equity and Related Stockholder Matters to reflect the change in the Company’s ticker symbol from “Pink Sheets: ASDS” to “Pink Sheets: MYDP”

Exhibits, page 28

16.	We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to issue a completion of review letter until we resolve any issues concerning the confidential treatment request.

We have received two comments on our Confidential Treatment Request, and have included disclosure about our minimum purchase commitments under our prime vendor agreement with Cardinal Health under our Risk Factor “Failure to maintain sufficient sales to qualify for favorable pricing under our long term supply contract could increase the costs of our products” on Page 9 and under “Sources and Availability of Materials” under “Item 1 – Business” on Page 3. We acknowledge that the receipt of a completion of review letter will be dependent upon the resolution of the Confidential Treatment Request, including any such comments.

Securities and Exchange Commission

July 21, 2017

Financial Statements

Consolidated Statements of Operations, page F-4

17.	It appears from your disclosures that you do not allocate depreciation and amortization expense to cost of sales. If true, please revise your presentation of the cost of sales line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B.

We have updated the heading “Cost of Sales” to “Cost of Sales (exclusive of depreciation and amortization shown separately below)” in Results of Operations for the years ended December 31, 2016 and December 31, 2015 on Page 12 and for the three months ended March 31, 2017 and March 31, 2016 on Page 13. We have also updated this heading in Consolidated Statement for the years ended December 31, 2016 and December 31, 2015 on Page F-4 and for the three months ended March 31, 2017 and March 31, 2016 on Page F-23.

Note 1. Organization and Significant Accounting Policies, page F-7

18.	You state on page 13 that gross profit includes all direct costs related to the sale of prescriptions. Please revise to include an accounting policy disclosure that addresses your cost of sales and clarifies the types of costs included in your cost of sales.

We have added the following disclosure under Item 2 – Critical Accounting Policies on Page 16 and under Footnote 1 – Significant Accounting Policies on Pages F-9 and F-26:

“Cost of sales includes the purchase price of goods sold, prescription packaging, compounded prescription direct labor, inventory obsolescence, freight costs, cash discounts and vendor rebates. Rebates or refunds received by the Company from its suppliers are considered as an adjustment of the prices of the supplier’s products purchased by the Company.”

Note 9. Notes Payable, page F-14

19.	We note your disclosure that the revolving line of credit maturing in July 2017 has been excluded from current liabilities since you believe it will be extended for another term of one year. Please demonstrate to us how you met the requirements of ASC 470-10-45-14 through 45-21 and excluding the revolving line of credit from current liabilities is appropriate. Provide the disclosures required by ASC 470-10-50-4. Alternatively, please revise to include the revolving line of credit in current liabilities and revise the disclosures as appropriate.

We have added an additional paragraph to Note 6. Subsequent Events at Page F-31 indicating the Company has obtained an extension through September 1, 2017.

The Company believes the requirements referenced above have been met in substance over Form, since historically, the term has been renewed from year to year. The Company is in the process of obtaining an additional term of thirteen (13) months, and upon execution, the Company will file a Current Report on Form 8-K disclosing the extension and any additional terms as well as a subsequent amendment to the Company’s Registration Statement on Form 10.

If you have any questions or need any additional information, you may reach me by phone at 972-250-0856 or via email at mheil@doughertys.com, or you may reach our securities counsel, Quentin Faust, at 214-727-4591 or via email at qfaust@faustlawgroup.com.

Sincerely, /s/ Mark S. Heil President and Chief Financial Officer